

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



January 14, 2005

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary
Wendy's International, Inc.
P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, OH 43017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-14-2005

Re: Wendy's International, Inc.
Incoming letter dated December 22, 2004

Dear Mr. McCorkle:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Wendy's by Sinsinawa Dominicans, Inc. We also received a letter on the proponent's behalf on January 5, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Wendy's International, Inc.


Tim Hortons
WENDY'S
BAJA FRESH
MEXICAN GRILL

Lee McCorkle
Executive Vice President
General Counsel
Secretary

P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

December 22, 2004

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934/Rule 14a-8

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of Wendy's International, Inc. (the "Company"). I am submitting this letter on behalf of the Company to request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended to the Securities and Exchange Commission (the "SEC") if the Company omits from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (the "Proxy Materials"), for the reasons outlined below, a shareholder proposal (the "Proposal") received from Sinsinawa Dominicans, Inc. (the "Proponent").

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, enclosed are six (6) paper copies of this letter and the Proposal. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent by overnight delivery.

The Company presently expects to file its definitive Proxy Materials with the SEC on or about March 14, 2005.

SUMMARY OF THE COMPANY'S POSITION

In summary, the Company believes that it may exclude the Proposal from its Proxy Materials pursuant to Rules 14a-8(b) and (f) because the Proponent does not own a sufficient amount of shares to be eligible to submit the Proposal for consideration at the 2005 Annual Meeting of Shareholders.

THE PROPOSAL AND OTHER CORRESPONDENCE

The Proposal, dated November 3, 2004, requests that an independent committee of the Board review the Company's policies and procedures for monitoring genetically engineered products and report the results of such review to the shareholders within six months of the annual meeting. The Company received an identical proposal from another shareholder (who meets the eligibility requirements of Rule 14a-8). In the cover letter accompanying the Proposal, the Proponent states that it owns 32 shares of the Company's common stock. A letter from Dubuque Bank and Trust confirms that the Proponent holds 32 shares of the Company's stock in "street name." The highest selling price of the Company's stock during the 60-calendar days prior to the Proponent's submission of the Proposal was $36.70 and thus, the Proponent held less than $2,000 in market value of the Company's common stock (as discussed below).

As a courtesy, although not required under Rule 14a-8 because the Proponent could not cure the deficiency (see Rule 14a-8(f)(1) and Staff Legal Bulletin No 14.C.6.c), the Company sent correspondence to the Proponent notifying the Proponent that the Company intended to exclude the Proposal from the Proxy Materials. The Proponent, by correspondence dated November 23, 2004, acknowledged that it owned less than $2,000 in market value of the Company's stock, but claimed "a filing can be combined with others to reach the minimum of $2,000." The Proponent also included another letter from Dubuque Bank and Trust confirming that the Proponent holds 32 shares of the Company's stock. A copy of the foregoing correspondence is enclosed herewith.

GROUNDS FOR EXCLUSION OF THE PROPOSAL

The Proposal may be excluded because the Proponent does not own a sufficient amount of the Company's common stock.

Rule 14a-8(b) states that to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value" of the Company stock. Staff Legal Bulletin No 14.C.1.a states that to determine the market value of a shareholder's securities, the Company is to multiply the number of securities held by the shareholder by the highest selling price of the Company's stock during the 60 calendar days before the shareholder submitted the proposal. Enclosed is a printout of the Company's price history indicating that during the 60 calendar days prior to November 3, 2004 (September 4 through November 2), the highest selling price of the Company's stock was $36.70 on September 14, 2004—thus, resulting in the Proponent holding $1,174.40 (32 shares x $36.70) in market value of the Company's stock.

The Company has not been able to find any support for the Proponent's claim that "a filing can be combined with others to reach the minimum of $2,000." In fact, the Staff has ruled that in cases of co-proponents submitting a proposal, each proponent must provide evidence of eligibility under Rule 14a-8. See Sysco Corporation (September 4, 2002) (co-proponents excluded under Rule 14a-8(f) for failing to provide evidence of minimum ownership requirements under Rule 14a-8(b)).

The Company acknowledges that if the shareholders constituted a "group" (see Section 13(d)(3) of the Securities Exchange Act of 1934) and filed a Schedule 13G, the

Proponent would be eligible to rely on the securities held by another shareholder to meet the eligibility requirements of Rule 14a-8. See Rule 14a-8(b)(2)(ii). However, the Proponent did not provide us a copy of a Schedule 13G and our search of the EDGAR data base did not reveal any such filing.

CONCLUSION

Based upon the foregoing, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the proposal from the Proxy Materials for its 2005 Annual Meeting of Shareholders in reliance on Rules 14a-8(b) and (f). As noted above, the Company presently anticipates mailing its Proxy Materials for the 2005 Annual Meeting of Shareholders on or about March 14, 2005 and to submit final materials for printing on or about March 9, 2005. We would appreciate a response from the Staff in time for the Company to meet this schedule. In order to facilitate delivery of the Staff's response to this letter, the Staff's decision may be sent by facsimile to the Proponent at (608) 748-4491 Attn. Peace and Justice Office, and to the Company at (614) 764-3243.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please communicate with the undersigned at (614) 764-3210.

Sincerely,



Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary

Enclosures

cc: Sinsinawa Dominicans, Inc.



The Sinsinawa Dominicans

Shareholder and Consumer Action Advisory Committee
585 County Rd. Z
Sinsinawa, WI 53824

Please respond to: Peace and Justice Office
7200 W. Division
River Forest, IL 60305
708-366-6244

November 3, 2004

Mr. John T Schuessler, CEO
Wendy's International, Inc.
One Dave Thomas Blvd.
P.O. Box 256
Dublin, OH 43017

Dear Mr. Schuessler,

Sinsinawa Dominicans, Inc. (previously incorporated as St. Clara College) is the beneficial owner of 32 shares of Wendy's International, Inc. common stock. Verification of our ownership will be coming under a separate cover.

I am hereby authorized by Sinsinawa Dominicans, Inc. to file the enclosed shareholder resolution for the next annual meeting and will introduce it personally or by proxy from the floor of the annual meeting.

The resolution entitled, *Reports on Impacts of Genetically Engineered Products*, requests that an independent committee of the Board review our Company's policies and procedures for monitoring genetically engineered (GE) products and report to the shareholders.

I assure you that we intend to hold the required value of common stock at least through the date of our Company's Annual Meeting.

I have been part of a group that has met with representatives from our Company on four occasions. I acknowledge that Wendy's has taken some positive steps towards a better understanding of the concerns we have regarding GE products. However, based on our last dialogue in July 2004, it seems that Wendy's feels they have done all they are able to do regarding this issue. We are not satisfied with this, thus the resolution. We are very willing to continue the dialogue. However, our goal is greater disclosure and transparency to shareholders on how genetically engineered foods impact/could impact Wendy's.

Sincerely,



Sr. Regina McKillip, OP
Committee Member

Enclosure
Cc: Leslie Lowe, Interfaith Center on Corporate Responsibility

Report on Impacts of Genetically Engineered Products
2004-05

RESOLVED: Shareholders request that an independent committee of the Board review Company policies and procedures for monitoring genetically engineered (GE) products and report (at reasonable cost and omitting proprietary information) to shareholders within six months of the annual meeting on the results of the review, including:

(i) the scope of Company products that are genetically engineered;
(ii) the environmental impacts of continued use of GE products sold or manufactured by the company;
(iii) contingency plans for removing GE seed and other GE products from the ecosystem should circumstances so require;
(iv) evidence of independent long-term safety testing demonstrating that GE crops, organisms, or products thereof are actually safe for humans, animals, and the environment.

Supporting Statement

Indicators that genetically engineered organisms MAY be harmful to humans, animals, or the environment include:

- *The report* Safety of Genetically Engineered Foods: Approaches to Assessing Unintended Health Effects *(National Academy of Sciences [NAS] 7/2004) states: ... "there remain sizable gaps in our ability to identify compositional changes that result from genetic modification of organisms intended for food; to determine the biological relevance of such changes to human health; to devise appropriate scientific methods to predict and assess unintended adverse effects on human health." (p. 15)*
- *The study* Gone to Seed, *(Union of Concerned Scientists, 3/2004), found that genetically engineered DNA is contaminating U.S. traditional seeds (corn, soybean, canola), and that if left unchecked could disrupt agricultural trade, unfairly burden the organic foods industry, and allow hazardous materials into the food supply.*

The FDA does not require producers of GE food products to seek prior FDA approval of finished GE food products; producers of GE-products are merely encouraged to have voluntary safety consultations with the FDA. The testing protocol on foods derived from biotechnology adopted in 2003 by the Joint UN FAO/WHO Codex Alimentarius Commission is not required by the FDA to assess GE foods on the U.S. market.

No post-marketing surveillance is in effect to verify pre-market screening for unanticipated adverse health consequences from the consumption of GE food. (*NAS* 7/2004)

European Union rules require traceability of food and feed ingredients to their source materials, and labeling of food containing more than 0.9% GE ingredients.

Insurers in Germany, the UK and elsewhere are refusing liability coverage for genetically engineered crops, an example of heightened concern about the long-term safety of GE crops.

Weed resistance to the herbicide used widely by farmers who plant genetically engineered herbicide resistant crops, is increasing. (Agriculture Research Service 8/24/04).

In December 2002, StarLink corn, not approved for human consumption, was detected in a U.S. corn shipment to Japan. StarLink first contaminated U.S. corn supplies in September 2000, triggering a recall of 300 products.

An August-September 2004 survey of 1,194 grain elevators across the United States conducted by the American Corn Growers Foundation Farmer Choice-Customer First program found that nearly one-quarter (23.7%) reported that they require segregation of biotech corn from conventional corn varieties.

We believe such a report will disclose information material to the company's future.

10.28.04 500 words excluding title



The Sinsinawa Dominicans
Shareholder and Consumer Action Advisory Committee
585 County Rd. Z
Sinsinawa, WI 53824

Please respond to Peace and Justice Office
7200 W. Division St.
River Forest, IL 60405
708-366-6244

Mr. John T. Schuessler, CEO
One Dave Thomas Blvd.
P.O. Box256
Dublin, OH 43017

Dear Mr. Schuessler;

The enclosed verification of Wendy's stock ownership by The Sinsinawa Dominicans is sent to you in conjunction with the filing letter sent under separate cover . A copy of this filing letter is enclosed.

Thank you for your attention to it.

Sincerely,

Jean McSweeney OP

Sr. Jean McSweeney, OP
Committee Member

DB&T DUBUQUE BANK & TRUST
MEMBER HEARTLAND FINANCIAL USA, INC.

1398 CENTRAL AVENUE • P.O. BOX 778 • DUBUQUE, IA 52004-0778
PHONE (563) 589-2000 • TOLL FREE (800) 397-2000 • FAX (563) 589-2011

November 1, 2004

Jean McSweeney
Academy Apartments
511 County Road Z #202
Hazel Green, WI 53811

Re: Sinsinawa Dominicans – Peace & Justice

Dear Ms. McSweeney:

This verifies that the Sinsinawa Dominicans own and hold in street name in their Heartland Financial USA, Inc. account 32 shares of Wendys International Inc. They have owned said shares for more than one year and do not intend to sell them before the annual meeting of said company.

If further information is required, please do not hesitate to contact me at the number listed above.

Sincerely,



Polly L. Hauser
VP & Senior Account Administrator

PLH/jmv

Wendy's International, Inc.


Tim Hortons
WENDY'S
BAJA FRESH

Lee McCorkle
Executive Vice President
General Counsel
Secretary

P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

November 18, 2004

Federal Express

Sr. Regina McKillip, OP
The Sinsinawa Dominicans
Peace and Justice Office
7200 West Division St.
River Forest, IL 60305

Dear Sister McKillip:

Your letter and shareholder proposal dated November 3, 2004 regarding a report on impacts of genetically engineered products addressed to our Chief Executive Officer, Jack Schuessler, has been forwarded to me for a response. Your letter, which we received on November 5, 2004 indicates that Sinsinawa Dominicans, Inc. holds 32 common shares of Wendy's International, Inc. A letter from Dubuque Bank & Trust dated November 1, 2004 confirms the amount of shares beneficially owned by your organization as 32 shares.

As you may be aware, Securities and Exchange Commission Rule 14a-8 specifies certain eligibility and procedural criteria that must be met before a proposal can be properly submitted, including continuously holding at least $2,000 in market value of the issuer's shares for at least one year prior to the date the proposal is submitted. I have enclosed a copy of Rule 14a-8 for your convenience. Market value is determined based on the highest selling price of the issuer's shares during the 60 calendar days before the shareholder submitted the proposal. See SEC Staff Legal Bulletin No. 14, issued July 13, 2001 (a copy of which is enclosed). Since your letter indicates that you hold 32 shares and the highest selling price of our stock during the 60 calendar days prior to submission of your proposal was $36.70, you hold less than $2,000 in market value of our common shares. We intend to exclude the proposal from our 2004 proxy statement and to submit a no-action request letter to the Securities and Exchange Commission (the "SEC") in accordance with Rule 14a-8(j). We may also assert substantive arguments to the SEC. If you believe that you meet the eligibility and procedural criteria as described above you must postmark your written response, or transmit it electronically, together with proof of ownership as required by Rule 14a-8(b) to me by no later than 14 calendar days from the date you receive this letter.

The foregoing response aside, we feel prior communications between your organization and Wendy's have been beneficial to both parties.

Sincerely,

Leon M. McCorkle, Jr.

LMM/dg



The Sinsinawa Dominicans

Shareholder and Consumer Action Advisory Committee

585 County Rd. Z Sinsinawa, WI 53824

Please respond to: Peace and Justice Office
7200 W. Division
River Forest, IL 60305
708-366-6244

Mr. Lee McCorkle, Jr.
Wendy's International, Inc
P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, OH 43017

November 23, 2004

Dear Mr. McCorkle,

This is in response to your letter of November 18, 2004 which challenged the right of Sinsinawa Dominicans Inc. to file a shareholder resolution with Wendy's International, Inc. which we did on November 5, 2004.

As you pointed out, we own 32 common shares of Wendy's International, Inc. This is less than the $2,000 in market value required for submission of a resolution. However, according to the SEC, a filing can be combined with others to reach the minimum of $2,000. We are filing along with the Adrian Dominicans who have 100 common shares of Wendy's International, Inc. You received their filing letter on November 8, 2004.

Therefore, Sinsinawa Dominican, Inc does meet the eligibility criteria for filing and cannot be excluded from Wendy's proxy statement. Our proof of ownership is being sent to you directly from the Dubuque Bank and Trust.

Sincerely,



Sr. Regina McKillip, OP
Committee Member

DB&T **DUBUQUE BANK & TRUST**
MEMBER HEARTLAND FINANCIAL USA, INC.

1398 CENTRAL AVENUE • P.O. BOX 778 • DUBUQUE, IA 52004-0778
PHONE (563) 589-2000 • TOLL FREE (800) 397-2000 • FAX (563) 589-2011

November 24, 2004

Reg McKillip
House of Connections
2128 S. Central Park Avenue
Chicago, IL 60623-3113

Re: Sinsinawa Dominicans – Peace & Justice

Dear Ms. McKillip:

This verifies that the Sinsinawa Dominicans own and hold in street name in their Heartland Financial USA, Inc. account 32 shares of Wendys International Inc. They have owned said shares for more than one year and do not intend to sell them before the annual meeting of said company.

If further information is required, please do not hesitate to contact me at the number listed above.

Sincerely,



Polly L. Hauser
VP & Senior Account Administrator

PLH/jmv

NYSE COMPOSITE PRICE HISTORY

Symbol:WEN
Date From:8/2/2004
Date To:11/8/2004

Date	Open	High	Low	Close	NetChange	Volume
11/8/2004	35.2300	35.6100	34.9500	34.9700	-0.0200	581,900
11/5/2004	35.4500	35.5900	34.9200	34.9900	-0.4200	1,193,900
11/4/2004	34.7000	35.4100	34.6000	35.4100	0.9000	1,163,400
11/3/2004	34.2000	35.4900	34.2000	34.5100	0.7700	2,233,200
11/2/2004	33.5000	33.9600	33.4400	33.7400	0.2400	1,240,500
11/1/2004	33.5500	33.7000	33.2500	33.5000	0.1300	1,455,500
10/29/2004	32.6500	33.3900	32.4500	33.3700	0.8600	1,370,800
10/28/2004	32.9300	32.9300	32.4100	32.5100	-0.4900	983,400
10/27/2004	32.5500	33.1500	32.3800	33.0000	0.6100	1,259,300
10/26/2004	32.0000	32.4100	32.0000	32.3900	0.3700	1,055,900
10/25/2004	32.3000	32.5200	32.0100	32.0200	-0.7100	1,852,100
10/22/2004	32.0000	33.0000	32.0000	32.7300	0.9300	3,127,100
10/21/2004	32.1000	32.1300	31.7500	31.8000	-0.3500	2,004,400
10/20/2004	32.6600	32.6600	31.7400	32.1500	-0.5100	1,908,500
10/19/2004	32.5000	33.1600	32.2500	32.6600	-0.8400	4,206,000
10/18/2004	33.8300	33.8400	33.2400	33.5000	-0.3400	1,862,200
10/15/2004	34.6000	35.0000	33.7700	33.8400	-0.5100	2,118,300
10/14/2004	35.0200	35.0300	34.3000	34.3500	-0.7300	1,171,900
10/13/2004	34.1500	35.2000	34.1500	35.0800	1.3200	2,353,600
10/12/2004	33.9500	33.9600	33.5000	33.7600	-0.2400	1,286,000
10/11/2004	34.3300	34.4100	33.9200	34.0000	-0.3200	789,000
10/8/2004	34.5700	34.9800	34.2900	34.3200	-0.2600	805,100
10/7/2004	34.9300	35.1000	34.4700	34.5800	-0.3500	733,800
10/6/2004	34.6000	34.9300	34.4700	34.9300	0.4300	1,313,800
10/5/2004	34.0500	34.6400	33.8800	34.5000	0.4500	1,359,800
10/4/2004	33.8400	34.2000	33.8400	34.0500	0.2800	1,129,400
10/1/2004	33.7000	33.9100	33.2900	33.7700	0.1700	844,100
9/30/2004	32.4700	33.6600	32.4700	33.6000	0.4700	1,004,300
9/29/2004	33.2500	33.3500	33.0300	33.1300	0.1400	1,160,500
9/28/2004	32.7900	33.2000	32.6800	32.9900	0.0900	1,455,300

9/27/2004	32.9500	33.0900	32.5400	32.9000	-0.0400	1,970,000
9/24/2004	33.1100	33.1200	32.8100	32.9400	-0.0500	1,887,100
9/23/2004	33.4000	33.7500	32.9600	32.9900	-0.3500	1,709,000
9/22/2004	33.8700	34.0000	33.2800	33.3400	-2.1600	4,930,300
9/21/2004	35.8000	35.8200	35.3600	35.5000	-0.1900	1,138,300
9/20/2004	35.8500	35.9300	35.6500	35.6900	-0.1600	404,400
9/17/2004	36.0000	36.0000	35.8000	35.8500	-0.1400	585,500
9/16/2004	36.0100	36.1300	35.9100	35.9900	-0.0900	364,400
9/15/2004	36.2800	36.3200	36.0500	36.0800	-0.2000	359,600
9/14/2004	36.4000	36.7000	36.1600	36.2800	-0.2000	479,600
9/13/2004	36.4000	36.5200	36.2200	36.4800	0.2000	350,100
9/10/2004	36.4000	36.4000	35.9000	36.2800	-0.0800	360,800
9/9/2004	35.9600	36.4800	35.9600	36.3600	0.6000	413,000
9/8/2004	36.2000	36.2400	35.7600	35.7600	-0.4700	755,400
9/7/2004	36.6200	36.6700	36.0100	36.2300	-0.3800	739,900

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 5, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Wendy's International, Inc.

Via fax 202-942-9525

Dear Sir/Madam:

I have been asked by Sinsinawa Dominicans, Inc. (which is hereinafter referred to as the "Sisters"), which is a beneficial owner of shares of common stock of Wendy's International, Inc.(hereinafter referred to either as "Wendy's" or the "Company"), and which, together with the Adrian Dominican Sisters (hereinafter the "Adrians"), has jointly submitted a shareholder proposal to Wendy's, to respond to the letter dated December 22, 2004, sent to the Securities & Exchange Commission by the Company, in which Wendy's contends that the Sisters should not be deemed to be a joint co-proponent of the shareholder proposal because it owns less than $2,000 of Wendy's stock.

I have reviewed the Sister's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Sisters must be deemed to be a joint co-proponent of the shareholder proposal and must be treated as such for purposes of Rule 14a-8.

BACKGROUND

The Sisters own 32 shares of common stock of Wendy's. In itself, this would be insufficient to permit them to successfully initiate a shareholder proposal under Rule 14a-8. However, the Adrians own more than $2,000 of common stock of Wendy's, as the Company concedes. Moreover, the Sisters and the Adrians are jointly co-proponents of the identical proposal. This is evident from the fact that the Adrians, when forwarding the text of the jointly submitted proposal to Wendy's, stated to the Company that they are submitting the shareholder proposal "in conjunction with the Sinsinawa Dominicans, Inc." (See Exhibit A, letter of Adrians dated November 4, 2004.)

ARGUMENT

Although it is clear that the Sisters would be unable to comply with the requirements of Rule 14a-8(a) when viewed in isolation, it is equally clear that they are eligible to cosponsor a shareholder proposal provided all of the cosponsors own Wendy's common stock which, when aggregated, totals more than $2,000. in value. Since in the instant case the various cosponsors own, in the aggregate, many times the minimum $2,000, the Sisters are entitled to be cosponsors of the shareholder proposal.

In this connection, we draw you attention to the following statement in footnote five in Release 34-20091 (August 16, 1983), which Release amended Rule 14a-8 by, inter alia, adopting the minimum shareholding requirements:

> 1. Rule 14a-8(a)(1) [17 CFR 240.14a-8(a)(1)] -- Eligibility. The Commission proposed a revision to Rule 14a-8(a)(1) that would provide that to be eligible to submit a proposal, a proponent must own at least 1% or $1000 n5 in market value of a security entitled to be voted at the meeting on the proposal and have held such securities for no less than one year prior to the date on which he submits the proposal.
>
> n5 Holdings of coproponents will be aggregated in determining the includability of a proposal.

Thus the Commission itself has decreed that the holdings of co-proponents should be aggregated. Consequently, none of the co-proponents can be excluded because their individual holding is less than $2,000.

Needless to say, the Commission's own interpretation of the Rule has been consistently adhered to by the Staff. See, e.g., *ESCO Electronics Corporation* (September 18, 1991) ("You have expressed the view that the proposal may be excluded from the Company's proxy materials pursuant to rule 14a-8(a)(1). You represent that at the time the proposal was submitted, none of the six proponents owned, for one year, 1% or $ 1,000. in market value of securities entitled to be voted at the Company's shareholders' meeting. In this regard, the staff notes that while holdings of co-proponents may be aggregated to meet the eligibility criteria [**Securities Exchange Act Release No.**

20091 (August 13, 1983)] . . .); *Xerox Corporation* (January 10, 1992 ("In this regard, the staff notes that while the holdings of cosponsors may be aggregated . . .")

Additionally, it should be noted that in adopting the present version of the Rule, the Commission, although raising the economic stake required, did not otherwise change the requirements adopted in 1983. (See Release 34-40018 (May 21, 1998.)

Finally, the *Sysco* no-action letter cited by the Company is wholly inapplicable to the instant situation. *Sysco* is inapposite because in that case the purported co-proponent failed to respond to a request for verification of ownership and, since it failed to show that it was in fact a shareholder, was thus was ineligible to be a co-proponent. Since, in *Sysco*, the purported co-proponent failed to prove that it was a shareholder at all, the letter has no bearing on whether a shareholder owning less than $2,000 in stock can be treated as a co-proponent. Consequently, the no-action letter relied on by the Company is irrelevant and the Company's argument is without merit.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Lee McCorkle
Sister Regina McKillip
Margaret Weber
Sister Pat Wolf

EXHIBIT A

November 4, 2004

Mr. John T Schuessler, CEO
Wendy's International, Inc.
One Dave Thomas Blvd.
P.O. Box 256
Dublin, OH 43017

Dear Mr. Schuessler:

The Adrian Dominican Sisters have met with representatives from Wendy's several times regarding genetically engineered products. Our goal is greater disclosure and transparency to shareholders on how genetically engineered foods impact/could impact Wendy's. Based on our dialogue of July 2004, Wendy's is not willing to indicate to investors or to consumers anything about the company's policies on use of genetically engineered organisms (GMOs), whether the company supports segregation of non-GMO crops from GMO crops, or company preparedness for sourcing alternatives, should that become necessary. Nor is it clear how the company positions itself on engineering food crops to produce pharmaceuticals or industrial chemicals, a phenomenon directly material to food companies.

We are very willing to continue the dialogue, but we believe this issue is relevant to investors. Thus, in conjunction with the Sinsinawa Dominicans Inc., the Adrian Dominican Sisters submit the enclosed proposal *Report on Impacts of Genetically Engineered Products* for inclusion in the proxy statement for consideration and action by the 2005 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholder group will attend the annual meeting to move the resolution.

The Adrian Dominican Sisters are the beneficial owner of over $2000.00 value of Wendy's International Inc. stock. Verification of ownership is enclosed. We have held the stock for over one year and will continue to hold shares through the 2005 shareholders meeting.

Sincerely,

Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters

Enclosure

Cc: Regina McKillip OP, Sinsinawa Dominicans
Leslie Lowe, Interfaith Center on Corporate Responsibility
Julie Wokaty, ICCR Director of Communications

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 14, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wendy's International, Inc.
Incoming letter dated December 22, 2004

The proposal relates to genetically engineered products.

We are unable to concur in your view that Wendy's may exclude the proposal under rule 14a-8(f). We note in particular that you did not assert that the aggregated holdings of the co-proponents do not satisfy the minimum share ownership requirements specified by rule 14a-8(b). Accordingly, it is our view that Wendy's may not omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Robyn Manos
Special Counsel